FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: April 20, 2005	/s/ Lewis Rose Lewis N. Rose President and Chief Executive Officer

CRYPTOLOGIC®

www.cryptologic.com

April 15, 2005

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to invite you to attend CryptoLogic's Annual and Special Meeting of Shareholders to be held on Thursday, May 12, 2005 at 4:30 p.m. (Eastern Time) at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada.

At the meeting, your Management will report on CryptoLogic's strong performance in 2004 and address our growth prospects.

We remain committed to our three strategic priorities: (1) international diversification; (2) market-driven solutions; and (3) regulatory leadership. As a result, CryptoLogic is generating profitable growth, working with some of the most trusted gaming companies in the world, and is one of the few companies with government-approved gaming software. CryptoLogic's regulatory commitment is a competitive advantage, particularly as the UK Government has recently enacted legislation to regulate the online gaming industry for the first time in that major market.

Please find enclosed the following:

1. Notice of Meeting;
2. Management Information Circular;
3. Proxy Form;
4. Supplemental Mailing List Request Form; and
5. 2004 Annual Report.

We encourage you to ensure that your shares are represented at the meeting whether or not you are able to attend. Your vote is important. If you do not plan to be present, we would appreciate you taking the time to sign, date and return the enclosed proxy form so that your shares can be voted at the meeting in accordance with your instructions.

We look forward to welcoming you at this year's Annual Meeting of Shareholders.

Respectfully,

Lewis Rose

Lewis Rose
President and CEO

TEL (416) 545-1455 FAX (416) 545-1454
1867 YONGE STREET, 7TH FLOOR, TORONTO, CANADA M4S 1Y5

ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

OF

CRYPTOLOGIC INC.

TO BE HELD ON MAY 12, 2005

NOTICE OF
ANNUAL & SPECIAL MEETING OF SHAREHOLDERS
AND MANAGEMENT INFORMATION CIRCULAR

April 15, 2005

CRYPTOLOGIC INC.

7th Floor, 1867 Yonge Street
Toronto, Ontario, Canada
M4S 1Y5

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual & Special Meeting of Shareholders of CryptoLogic Inc. ("CryptoLogic" or the "Company") will be held at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, on Thursday May 12, 2005 at 4:30 p.m., Eastern time, for the following purposes:

1. To receive and consider the financial statements of the Company for the fiscal year ended December 31, 2004, together with the auditor's report thereon.

2. To adopt the amendments to the 2002 Incentive Stock Option Plan as outlined in the Management Information Circular.

3. To elect the directors of the Company.

4. To appoint the auditors of the Company and authorize the directors to fix their remuneration.

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Dated at Toronto, Ontario, Canada on April 15, 2005.

By the order of the Board of Directors

Robert Stikeman
Chairman of the Board

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy, in the enclosed envelope to Equity Transfer Services Inc., 420 - 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3, prior to the close of the last business day prior to the Meeting, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting, or to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof. If you are able to attend the Meeting, filing your proxy prior to the Meeting will not prevent you from voting at the Meeting.

MANAGEMENT INFORMATION CIRCULAR

(as at April 15th, 2005, except as otherwise indicated)

TABLE OF CONTENTS

CRYPTOLOGIC

MANAGEMENT INFORMATION CIRCULAR

AND GENERAL PROXY INFORMATION FOR THE

2005 ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

CRYPTOLOGIC INC.

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CRYPTOLOGIC INC. ("CryptoLogic" or the "Company"), of proxies to be used at the Annual & Special Shareholders' Meeting of CryptoLogic to be held on Thursday, May 12, 2005, at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada, at 4:30 p.m. (Eastern time) and at all postponements or adjournments thereof, for the purposes set forth in the attached Notice of Annual & Special Meeting of Shareholders of CryptoLogic Inc.

Solicitation of Proxies

The solicitation of proxies by this circular is being made in respect of matters to be considered by shareholders of the Company by or on behalf of Management of the Company.

The solicitation of proxies for the CryptoLogic meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Company. The total cost in respect of the solicitation of proxies for the applicable meeting, including the legal, printing and other costs associated with the preparation of this Management Information Circular will be borne by the Company. The information contained herein is given as at April 15, 2005, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this Management Information Circular, the shareholders of the Company will also be sent a form of proxy ("Form of Proxy"). The persons named in such proxy are directors and officers of the Company. **A shareholder who wishes to appoint some other person to represent the proxy holder at the Meeting may do so by inserting such person's name in the blank space provided in the Form of Proxy. Such other person need not be a shareholder of the Company.**

To be valid, proxies given by shareholders of the Company must be deposited at the offices of Equity Transfer Services Inc., 420 - 120 Adelaide Street West, Toronto, Ontario, Canada, M5H 4C3, prior to the close of business of the last business day prior to the Meeting, or, if the Meeting is adjourned, forty-eight hours (excluding Saturdays, Sundays and holidays) before any adjourned meeting or be presented to the Chairman of the Meeting on the day of the Meeting prior to the commencement thereof.

Pursuant to Section 110(4) of the *Ontario Business Corporations* Act, a shareholder who has given a proxy may revoke the proxy: (a) by completing and signing a proxy bearing a later date and depositing it as aforesaid; (b) by depositing an instrument in writing executed by him or by his attorney authorized in writing: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or (ii) with the Chairman of the Meeting prior to the commencement of such meeting on the day of such meeting or any adjournment thereof; or (c) in any other manner permitted by law.

Non-Registered Shareholders

Pursuant to the requirements of the Canadian Securities Administrators, under National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Management Information Circular and the Form of Proxy to the clearing agencies and intermediaries for distribution to non-registered shareholders of the Company who have not waived their right to receive such materials. Non-registered shareholders may be forwarded a proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of the common shares they beneficially own. A voting instruction form (which is not a proxy) is normally mailed to non-registered shareholders by their broker.

Should a non-registered shareholder who receives a Form of Proxy wish to attend, and vote at the Meeting in person (or have another person attend and vote on his/her behalf), the non-registered shareholder should strike out the names of the persons named in the proxy and insert his/her own, or another person's name in the blank space provided.

Shareholders should note that if they received a voting instruction form from a broker or an intermediary, it is not a valid Form of Proxy and cannot substitute for a Form of Proxy at the Meeting. The Scrutineer of the Meeting cannot count the votes of a non-registered shareholder wishing to vote in person or by proxy at the Meeting unless such shareholder holds a valid Form of Proxy from the Intermediary. Such shareholders need to contact their broker or intermediary immediately and arrange delivery to them of a valid Form of Proxy.

Voting of Proxies

The management representative designated in the Form of Proxy will vote, withhold from voting, or vote against the shares in respect of which he is appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy.

The enclosed Form of Proxy confers discretionary authority upon the management's representatives designated therein with respect to amendments to or variations of matters identified in the applicable Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Management Information Circular, Management is not aware of any such amendments, variations or other matters to come before the meeting.

Proxies received by Management will be voted at the Meeting, or any adjournment thereof as specified therein by the person giving the proxy. **TO THE EXTENT NO CHOICE IS SPECIFIED, THE PROXY WILL BE VOTED FOR MANAGEMENT'S PROPOSALS. ALL PROXIES SUBMITTED, REGARDLESS OF HOW VOTED, WILL BE INCLUDED FOR PURPOSES OF DETERMINING WHETHER A QUORUM IS PRESENT FOR THE MEETING.** The Board of Directors has approved Management's proposals. A quorum is required in order for the Meeting to be properly constituted. One-quarter of the total outstanding common shares of the Company must be present in person or represented by proxy at the Meeting in order to form a quorum.

Voting Securities and Principal Holders of Voting Securities

The authorized capital of the Company consists of an unlimited number of common shares ("Common Shares"). As of the date of this Management Information Circular, the issued and outstanding capital consists of 13,725,005 Common Shares.

Holders of Common Shares are entitled to dividends as and when declared by the Board of Directors, and are entitled to notice of, and to one vote per Common Share at, any meeting of the shareholders of the Company.

Each holder of a Common Share of the Company at the close of business on April 12th, 2005, will be entitled to one vote for each Common Share held, as applicable, on all matters proposed to come or that come before the Meeting. If a shareholder has transferred any common shares after the record date, the transferee of such shares must establish ownership thereof and makes a written demand, not later than ten days before the date of the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in order to be entitled to vote such shares.

To the knowledge of the directors and officers of the Company, no person beneficially owns or exercises control or direction over shares carrying more than 10% of the votes attached to the issued and outstanding Common Shares.

Financial Statements

The financial statements of the Company for the year ended December 31, 2004, and the Auditors' Report thereon enclosed with this Management Information Circular will be placed before the shareholders at the Annual Meeting for their consideration.

Under National Instrument 54-101, adopted by the Canadian Securities Administrators, a person or Corporation that in the future wishes to receive interim financial statements from the Company must deliver a written request for such material to the Company, together with a signed statement that the person or Corporation is the owner of securities (other than debt instruments) of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice to the Company or its Transfer Agent.

OUTLINE OF MATTERS TO BE ACTED UPON

AMENDMENT TO THE 2002 INCENTIVE STOCK OPTION PLAN

There are currently approximately 13.7 million common shares of the Company outstanding. The 2002 Incentive Stock Option Plan (the "Plan") authorizes the issuance of an additional 1.3 million common shares of which 1.1 million options are outstanding. This results in a further 192,000 common shares being available for issuance under the Plan, and the combined effect of these arrangements (including 7,500 outstanding warrants) places the number of fully diluted shares of the Company at approximately 15.0 million.

Management is proposing that the number of shares issuable under the Plan be increased by 400,000 or approximately 2.6% of the fully diluted number of shares. This would raise the total number of shares issuable under the Plan to approximately 11.1% of the fully diluted number of shares, or 12.5% of the number of outstanding shares.

Management is proposing that 250,000 of the additional shares be issuable only to persons who are neither Directors nor Officers of the Company, and that the other 150,000 shares be made available to all persons otherwise eligible under the Plan.

The number of people working within the CryptoLogic group of companies has risen in response to rising revenues, the increasing complexity of operating in a changing and competitive environment and increased software development requirements. New and improved development products and enhancements and expansion of system infrastructure and scalability, including the advent of online poker products, have accelerated the need to expand the number of staff to support and respond to increasing player and transaction volumes. In a competitive marketplace, the growth in the Company's business requires the addition and retention of high-quality and motivated personnel who can normally expect to receive incentive stock options as part of their employment package. One of the Company's competitive advantages is the quality of its people. The objective of CryptoLogic's stock option plan is to attract and retain experienced and skilled employees, officers and directors so that the Company may benefit from their training, expertise and commitment.

In addition, the Directors have determined that it is desirable to increase the number of members of the Board so as to spread the activity of governance over more directors and attract directors with specific skills in the area of technical knowledge and marketing areas. In today's competitive environment, candidates are looking to companies to provide options to reflect the increasing time requirements and responsibilities attached to the position.

No additional shares have been authorized for issuance under the Plan by shareholders since 2002.

The proposals are being presented in separate resolutions set out in Appendix "A" and Appendix "B" to this Circular, as the award of additional stock options are for different eligible groups. For either resolution to be effective, it will require the support of the majority of the votes cast on the resolution at the meeting in person or by way of proxy excluding any votes cast by persons who are eligible to receive options under the Plan. Consequently, shareholders who are also Directors or Officers of the Company will not have their votes counted in the tally on the resolution which would permit them to receive options.

OPTIONS ANALYSIS OF SELECTED SOFTWARE COMPANIES[1]

(US dollars, share count and options in millions)

	Stock Symbol	Stock Price[2]	Market Cap.[3]	Shares o/s	Options o/s	% of Total Shares o/s	% of Total Diluted Shares o/s
Webmethods	(WEBM)	$4.99	$264.0	52.9	16.8	31.8	24.1
Manugistics	(MANU)	$1.44	$117.9	81.9	17.0	20.8	17.2
Hummingbird	(HUMC)	$22.01	$385.2	17.5	2.6	14.9	12.9
Cognos	(COGN)	$40.70	$3,667.1	90.1	12.0	13.3	11.8
ATI Technologies	(ATYT)	$15.48	$3,859.2	249.3	27.9	11.2	10.1
GEAC	(GEAC)	$8.40	$718.2	85.5	9.3	10.9	9.8
DataMirror	(DMCX)	$7.80	$88.9	11.4	1.2	10.5	9.5
Open Text	(OTEX)	$15.02	$769.0	51.2	5.1	10.0	9.0
Descartes	(DSGX)	$1.60	$65.1	40.7	4.0	9.8	9.0
Enghouse Systems	(ESL)	$6.57	$166.9	25.4	2.3	9.1	8.3
Research in Motion	(RIMM)	$69.70	$6,440.3	92.4	8.0	8.7	8.0
Oracle	(ORCL)	$11.70	$59,996.4	5,127.9	435.4	8.5	7.8
CryptoLogic (Current)	**(CRYP)**	**$29.17**	**$399.6**	**13.7**	**1.1**	**8.2**	**7.4**
Workbrain	(WB)	$12.83	$223.2	17.4	1.3	7.5	7.0
Median						10.5	9.5
Mean						12.5	10.9
High						31.8	24.1
Low						7.5	7.0

(1) Source: Data based on most recent public filings.
(2) In US$ as at April 15, 2005
(3) In millions of US$

ELECTION OF DIRECTORS

The number of directors has been fixed at six. The table sets out the names of the nominees of the directors of the Company who will, subject to the by-laws of the Company and governing legislation, serve until the next annual meeting of shareholders, or until their successors are duly elected or appointed.

The persons named in the enclosed Form of Proxy intend to vote FOR the election of these proposed nominees.

Name Municipality of Residence	Position with Company/ Present and Principal Occupation	Director Since	Common Shares Owned as at April 12, 2005	No. of Options Held as at April 12, 2005
Lorne Abony(1)(2)(4) Toronto, Ontario	CEO, Fun Technologies Inc. (formerly CES Software plc) (technology company)	May 1, 2003	36	16,667
Randall Abramson(1)(3)(4) Toronto, Ontario	President, Strategic Capital Partners Inc. and CEO, Strategic Advisors Corp. (portfolio management firms)	May 1, 2003	1,800	13,334
Stephen H. Freedhoff, CA, CFP(1)(3)(4) Toronto, Ontario	Self-employed consultant	May 1, 2003	4,000	20,000
Edward L. Greenspan, Q.C.(2)(3)(4) Toronto, Ontario	Lawyer & Senior Partner, Greenspan, White (law firm)	May 1, 2003	Nil	20,000
Lewis N. Rose, CA(4) Toronto, Ontario	President and CEO, CryptoLogic Inc.	May 1, 2003	40,000	142,500
Robert H. Stikeman(2)(4) Toronto, Ontario	Chairman and Secretary, CryptoLogic Inc. Lawyer & Partner, Stikeman, Graham, Keeley & Spiegel LLP (law firm)	May 30, 2002	5,000	55,000

(1) Member of the Audit Committee
(2) Member of the Corporate Governance & Compliance Committee.
(3) Member of the Compensation Committee.
(4) Member of the Nominating Committee.

Summary of Board and Committee Meetings Held in 2004

Board	11
Audit Committee	4
Corporate Governance & Compliance Committee	2
Compensation Committee	6
Nominating Committee	1
Total Number of Meetings Held:	**24**

Summary of Attendance of Directors at Board and Committee Meetings in 2004

Director	Board Meetings Attended	Committee Meetings Attended
Lorne Abony	11 of 11	6 of 7
Randall Abramson	11 of 11	11 of 11
Stephen Freedhoff	11 of 11	11 of 11
Edward Greenspan	11 of 11	9 of 9
Lewis Rose	11 of 11	1 of 1
Robert Stikeman	11 of 11	3 of 3

RE-APPOINTMENT OF AUDITORS

It is proposed that KPMG LLP, chartered accountants, of Toronto, Ontario be re-appointed as the Company's auditors and that the directors fix the auditor's remuneration. KPMG LLP has served as auditor of the Company since 1998.

INFORMATION CONCERNING THE COMPANY

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The TSX has set out a series of fourteen guidelines for effective corporate governance (the "TSX Guidelines"). The TSX requires each listed company to disclose its alignment with the TSX Guidelines annually.

The TSX Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members.

The Board of Directors (the "Board") of the Company considers the TSX Guidelines to be an appropriate model for a fully mature reporting issuer. The Board of the Company adopted a series of policies, mandates and formalized the terms of reference of its committees and their methods of operation as the result of a report from its Corporate Governance and Compliance Committee, which recommended best practices to ensure alignment with the TSX Guidelines. The following is a report on the Company's corporate governance policies, board and committee mandates and terms of reference, considered within the context of the TSX Guidelines.

1. The Board of Directors should explicitly assume responsibility for stewardship of the Company.

The Company's Board has a mandate to manage, or supervise the management of, the business and affairs of the Company. To discharge this obligation, the Directors assume responsibility in the following areas:

Corporate Disclosure

- Monitor continuous and timely disclosure, financial reporting and all related communications.
- Receive and review the reports of the Audit Committee on financial disclosure.
- Establish and monitor the communications policy for the Company, namely, to establish controls and procedures for vetting the quality and accuracy of financial results.

Material Transactions

- Review and approve material transactions not in the ordinary course of business and establish thresholds requiring prior board approval.

Risk Assessment

- Identify the principal risks of the Company's businesses and ensure that appropriate systems are in place to manage these risks.

Integrity

- Ensure the integrity of the Company's internal control and management information systems.
- Ensure ethical behaviour and compliance with laws and regulations, audit and accounting principles, and the Company's own governing documents.

Strategic Planning Process

- Provide input to Management on emerging trends and issues.
- Review and approve Management's strategic plans.
- Review and approve the Company's financial objectives, plans and actions, including significant capital allocations and expenditures.
- Consider the opportunities and risks of the business.

Monitoring Tactical Progress

- Monitor corporate performance against Management's strategic and business plans, including assessing operating results to evaluate whether the business is being properly managed.

Senior Level Staffing

- Select, monitor and evaluate the performance of the Chief Executive Officer and other senior executives, and plan for Management succession.

Monitoring Directors' Effectiveness

- Assess its own effectiveness and the effectiveness of individual Directors in fulfilling the above, including monitoring, based on a review and the recommendations of the Compliance and Governance Committee.

2. The Board of Directors should be constituted with a majority of individuals who qualify as "unrelated" directors.

The TSX Guidelines define an "unrelated" director as a director who is independent of management and free from any business or other relationship that could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company other than interests and relationships arising from shareholdings. The TSX Guidelines also focus on the importance of having an appropriate portion of members of the Board who are free from any interest in or relationships with a "significant shareholder" of the Company, ie. a shareholder with the ability to exercise a majority of the votes for the election of the Board.

The Board is currently composed of 6 directors, four of whom are "unrelated directors" within the meaning of the TSX Guidelines.

3. Disclose for each director whether the director is related and how that conclusion was reached.

Lewis Rose is a "related director", within the meaning of the TSX Guidelines, as he is the President and Chief Executive Officer of the Company.

Robert Stikeman is a partner in a law firm that provides legal services to the Company and reports to the Board; not to Management. While the Board does not believe his relationship with the Company should reasonably be perceived to materially interfere with his ability to act in the best interests of the Company, under the TSX Guidelines, he is considered a "related director", as he has a business relationship with the Board as a paid advisor.

Lorne Abony, Randall Abramson, Stephen Freedhoff and Edward Greenspan are not "related" directors as they are all independent of Management and free from a business or other relationship with the Company which could, or could be reasonably perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

4. The Board of Directors should appoint a committee composed exclusively of outside directors with the responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The Board has a Nominating Committee comprised of six members, four of whom are unrelated directors.

The Nominating Committee recommends the re-appointment of existing directors, and the appointment of new directors to the Company's Board, following the tabling and assessment of candidates. The Nominating Committee also assesses the effectiveness of the Board as a whole, its committees, and the contribution of individual directors.

The overall purpose of the Nominating Committee of the Company is to review the composition of the Board and make recommendations on nominations, based on the reviews, recommendations and input of the Governance Committee and the Board as a whole.

The duties of the Committee as they relate to governance shall be to:

(a) recommend candidates to fill Board and committee vacancies;
(b) recommend the slate of directors including "unrelated" directors, to be nominated for election at the annual meeting of shareholders;
(c) assure a written protocol exists respecting the terms of reference of all committees and their procedures at meetings; and
(d) assure a written description of the duties of the Chairman and the Chief Executive Officer exist.

These recommendations shall take into account the report of the Governance Committee on the performance of each of the incumbent directors.

5. The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.

The Board assesses, on an annual basis, the contributions of the Board as a whole, any committees of the Board and each of the directors, in order to determine whether each are functioning effectively.

6. The company should provide an education and orientation program for new members of the Board of Directors.

The Company has a formal process of orientation and education for new members of the Board. When relevant, this process is supplemented informally by members of the Board.

7. The Board of Directors should examine its size to ensure that it facilitates effective decision-making.

The Board believes that given the nature of the Company, a board consisting of six directors is an appropriate size for the Company at this time, but may consider adding up to 2 additional directors in the course of the year if successful candidates can be identified.

8. The Board of Directors should review the adequacy and form of compensation of directors and ensure that it realistically reflects the responsibilities and risks involved in being an effective director.

The Board reviews on an annual basis the adequacy and form of compensation of directors to ensure that the compensation of the Board reflects the responsibilities and risks involved in being an effective director, and its consistency with that of industry peers. In doing so it consults with professional compensation advisors to obtain comparable market data. Currently, the directors of the Company receive fees in their capacities as directors described under "Compensation of Directors" and, in addition, all directors are eligible to participate in the Company's stock option plan.

9. Committees of the Board should be composed of outside directors, a majority of whom are unrelated.

The Board currently has four committees: the Audit Committee, the Compliance and Corporate Governance Committee, the Compensation Committee and the Nominating Committee, all of which are constituted with a majority of unrelated directors.

The **Audit Committee** is comprised of three members, all of whom are unrelated directors. The Audit Committee has direct communication channels with internal personnel responsible for financial statement preparation and with the Company's external auditors. The Audit Committee monitors audit functions and the preparation of financial statements, and meets with external auditors independent of Management. Additional responsibilities include the review of any auditors' reports to Management, the review of internal controls and procedures relating to financial reporting and the review of transactions between officers and the Company, and the review and approval of non-audit projects done by the auditors for the Company.

The **Corporate Governance and Compliance Committee** is comprised of three members, two of whom are unrelated directors. The Corporate Governance and Compliance Committee reviews the Company's corporate governance practices and provides reports and recommendations to the board, taking into account, among other things, the TSX Guidelines. The Corporate Governance and Compliance Committee is also responsible for assessing the effectiveness of the Board as a whole and its committees. The Corporate Governance and Compliance Committee reviews the Company's compliance practices relating to the license and certification of its subsidiary gaming software in regulated jurisdictions and also assesses global legislative developments as they may affect the Company's business around the world.

The **Compensation Committee** is comprised of three members, all of whom are unrelated directors. The Compensation Committee establishes salary ranges and long term share-based incentives for Company employees and specific compensation levels for executive officers following an annual review of the responsibilities of the officer, the officer's performance, experience and years of service and the salary levels for similar positions in comparable companies. This Committee reviews Management's recommendations on stock option grants to employees. The Compensation Committee meets as required, to make recommendations to the Board.

The **Nominating Committee** is comprised of six members, four of whom are unrelated directors. The Nominating Committee recommends the appointment of new directors to the Company's board, following interviews with candidates. The Nominating Committee also assesses the effectiveness of the Board as a whole, its committees, and the contribution of individual directors.

10. The Board of Directors should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the company's approach to governance issues.

The Board has a Corporate Governance and Compliance Committee, which recently revised its written governance policies and introduced comprehensive disclosure and trading policies. The Board is also responsible for approving material transactions and those involving the Company and any "related party", monitoring the Company's compliance with strategic planning matters, implementing a process for assessing the effectiveness of committees of directors and their constituent members, and reviewing changes in or additions to compliance policies, standards, codes and programs, as well as applicable legislation.

11. The Board of Directors and the Chief Executive Officer together should develop position descriptions for the Board and the CEO, involving the definition of the limits to Management's responsibilities. In addition, the Board of Directors should approve or develop the corporate objectives, which the CEO is responsible for meeting.

The Board has developed a written mandate for the Board and a position description for the Chief Executive Officer and outlined limits to his responsibilities. It has also adopted a statement of corporate objectives in consultation with the Chief Executive Officer.

12. The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of Management.

The Board functions independently of Management. A majority of Directors are "unrelated" and the Compensation Committee consists entirely of "unrelated" directors. The committees have the right to retain independent advisors at the Company's expense to assist them when required.

13. The Audit Committee of the Board of Directors should be comprised only of outside directors. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.

The Audit Committee is composed solely of unrelated directors. The Audit Committee monitors audit functions and meets with outside auditors independent of Management. The Audit Committee meets regularly with the Company's auditors independent of Management.

14. The Board of Directors should implement a system, which enables individual directors to engage outside advisors at the company's expense, in appropriate circumstances.

The Board has not adopted written mandates and protocols that would enable an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances; the chairmen of the Audit Committee, the Corporate Governance and Compliance Committee, and the Compensation Committee have been authorized to retain advice in matters relating to the affairs of the Audit Committee or the Corporate Governance and Compliance Committee or the Compensation Committee, respectively, as the case may be, and the Board recognizes that in appropriate circumstances individual directors may, subject to approval of a Committee Chairman or the Chairman of the Board, engage the services of an outside advisor or expert to assist on matters involving responsibilities as a Board Member.

Shareholder Communications

The Board has generally delegated the communications policy to senior management of the Company. The President, Chief Financial Officer and Director of Communications generally handle shareholder communications, in consultation with the Board of Directors when circumstances warrant.

EXECUTIVE COMPENSATION

The following table presented in accordance with applicable securities legislation, all compensation paid in respect of each "Named Executive Officer".

SUMMARY COMPENSATION TABLE
(in Canadian Dollars)

		Annual Compensation			Long Term Compensation Awards			
Name and Principal Position	**Year**	**Salary (Cdn$)**	**Bonus (Cdn$)**	**Other Annual Compen-sation (Cdn$)**	**Securities Under Options/ SARs Granted (#)**	**Restricted Shares or Restricted Share Units (Cdn$)**	**LTIP Pay-outs (Cdn$)**	**All Other Compen -sation (Cdn$)**
Lewis Rose[1]	2004	400,000	580,000	15,000	Nil	Nil	Nil	Nil
President and CEO	2003	400,000	527,240	15,000	125,000	Nil	Nil	Nil
	2002	132,794	150,000	6,000	320,000	Nil	Nil	Nil
Jenifer Cua[2]	2004	168,026	90,000	--	17,500	Nil	Nil	Nil
Interim CFO	2003	120,000	31,634	--	12,500	Nil	Nil	Nil
	2002	112,500	10,000	--	10,000	Nil	Nil	Nil
Michael Starzynski[3]	2004	230,000	121,060	6,000	25,000	Nil	Nil	Nil
CTO	2003	170,208	89,575	4,750	60,000	Nil	Nil	Nil
Serguei Bourenkov[4]	2004	204,856	77,140	--	22,500	Nil	Nil	Nil
Vice President,	2003	192,500	77,136	--	10,000	Nil	Nil	Nil
Research & System Architecture	2002	175,170	15,000	--	15,000	Nil	Nil	Nil
Marilyn Shabot[5]	2004	130,000	59,385	--	12,500	Nil	Nil	Nil
Vice President,	2003	103,500	38,483	--	12,500	Nil	Nil	Nil
Human Resources	2002	90,000	10,000	--	12,000	Nil	Nil	Nil

Notes:

(1) *Lewis Rose was appointed Interim President and CEO of the Company on July 15, 2002 and appointed President and CEO on March 7, 2003.*

(2) *Jenifer Cua was appointed the Interim Chief Financial Officer of the Company on May 27, 2004, and was most recently Director, Treasury.*

(3) *Michael Starzynski was appointed Chief Technology Officer on March 17, 2003.*

(4) *Serguei Bourenkov was Director, Product Development in 2002. He was appointed Vice President, Research & System Architecture on January 14, 2003.*

(5) *Marilyn Shabot was appointed Vice President, Human Resources on January 14, 2003.*

(6) *James Ryan's employment as Chief Financial Officer terminated on May 25, 2004. His compensation in 2004 was $110,827 comprising salary and a car allowance.*

LONG TERM INCENTIVE PLAN

For 2005, based on independent analysis conducted by internationally-recognized compensation consultants, the Company adopted a Long Term Incentive Plan ("LTIP") having the following principal features:

(1) The LTIP provides for the granting of Performance Share Units ("PSU's") to reward participants for growth in the Company's earnings per share and share price with vesting over a 3 year performance period. 50% of the initial grant of PSU's vest in year 2, and the remaining 50% in year 3. Thereafter, subsequent grants vest 100% in year 3.

(2) The Chief Executive Officer and those who report directly to him "Direct Reports", are eligible to participate, and those reporting to Direct Reports are eligible for discretionary grants.

(3) Grants are reviewed and approved by the Compensation Committee and are generally set to achieve a total and aggregate compensation between the 50th and 75th percentile of comparable companies.

As at December 31, 2004, there were no grants made under the LTIP.

Options Granted During The Most Recently Completed Financial Year Ended December 31, 2004 to Named Executive Officers

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (Cdn$/Security)	Market Value of Securities Underlying Options on the Date of Grant (Cdn$/Security)	Expiration Date
Lewis Rose	Nil	Nil	Nil	Nil	Nil
Jenifer Cua	2,500	0.6%	$23.85	$23.85	Apr. 20, 2009
	15,000	3.4%	$23.90	$23.90	Jun. 30, 2009
Michael Starzynski	25,000	5.7%	$15.70	$15.70	Jan. 7, 2009
Serguei Bourenkov	12,500	2.8%	$15.70	$15.70	Jan. 7, 2009
	10,000	2.3%	$19.80	$19.80	Oct. 14, 2009
Marilyn Shabot	12,500	2.8%	$15.70	$15.70	Jan. 7, 2009

EMPLOYEE SHARE PURCHASE PLAN

In 2005, the Company established an Employee Share Purchase Plan ("SPP") to provide employees with an opportunity to purchase common shares of the Company, further participants' alignment with the interests of shareholders and allow them to participate in the growth of the Company.

The SPP has the following principal features:

1) Participation is limited to eligible employees and independent consultants of the Company and its subsidiaries.

2) There are Four Offering Periods per year (once a quarter), as determined by the Board of Directors. Shares will be purchased, through an agent, at market value on the open market of the Toronto Stock Exchange.

3) Employees may elect to purchase shares through a cash transaction at the beginning of the Offering Period, or through payroll deductions over a 12 month period. Employees can contribute up to 10% of their salary (excluding bonuses). The Company will match 50% of the Employee's contribution, subject to a Cdn$2,500 annual limit. Shares purchased with Company match funds will have a 12 month hold (from the date of purchase).

STOCK OPTIONS EXERCISED AND HELD

The following information concerns each exercise of options during the most recently completed financial year ended December 31, 2004 by the Company's Named Executive Officers, and the financial year end value of unexercised options held, on an aggregate basis.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Options at Year End (#)		Value of in the Money Options at Year End[1] (Cdn$)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lewis Rose	167,100	2,388,406	104,150	173,750	$2,226,727	$3,806,650
Jenifer Cua	8,050	144,607	1,875	31,875	$26,756	$379,518
Michael Starzynski	15,000	277,650	Nil	70,000	Nil	$1,436,300
Serguei Bourenkov	15,000	173,400	10,000	37,500	$219,475	$611,350
Marilyn Shabot	9,125	165,430	6,250	21,625	139,750	$379,110

[1] *Based on the closing price of the Common Shares on the Toronto Stock Exchange on December 31, 2004 of Cdn$29.97.*

Employment Contracts with Named Executive Officers

The following summarizes the material terms of the employment contracts into which the Company has entered with the Named Executive Officers.

All of the Named Executive Officers have entered into employment contracts with the Company that provide for an annual base salary and certain other compensation. The employment contracts further provide that the Named Executive Officers are eligible for participation in bonuses, subject to recommendations reviewed by the Corporate Governance and Compliance Committee and reviewed and approved by the Board of Directors.

Lewis Rose, the President and Chief Executive Officer of the Company entered into an employment agreement with the Company dated January 1, 2003, to become President and Chief Executive Officer for an indefinite term, with an entitlement to twelve months' notice upon termination without cause and twenty-four months' notice in the event of a change of control of the Company.

Jenifer Cua, the Interim Chief Financial Officer of the Company entered into an employment agreement with the Company dated May 11, 1998, for an indefinite term with an entitlement to nine months' notice upon termination without cause and twelve months in the event of a change of control of the Company.

Michael Starzynski, the Chief Technology Officer of the Company entered into an employment agreement with the Company dated March 6, 2003, for an indefinite term with an entitlement to nine months' notice upon termination without cause and twelve months in the event of a change of control of the Company.

Serguei Bourenkov, the Vice President, Research and System Architecture of the Company entered into an employment agreement with the Company dated June 1, 1996, for an indefinite term with an entitlement to nine months' notice upon termination without cause.

Marilyn Shabot, the Vice President, Human Resources, entered into an employment agreement with the Company dated February 14, 2002, for an indefinite term with an entitlement to eight months' notice upon termination without cause.

COMPOSITION OF COMPENSATION COMMITTEE

The Compensation Committee is comprised of three members, all of whom are unrelated directors. The members of the Compensation Committee are Edward Greenspan (Chairman of the Committee), Randall Abramson and Stephen Freedhoff. None of these Directors had a prior affiliation with the Company as an officer or director. There has been no change in membership in 2004 compared to the prior year. The duties of the Compensation Committee are described in the previous section titled "Statement of Corporate Governance Practices" point 9.

REPORT ON EXECUTIVE COMPENSATION

Principles of Executive Compensation

Compensation of the executive officers of the Company, including the "Named Executive Officers" (determined for the Company in accordance with applicable securities legislation), is overseen by the Compensation Committee. The approach adopted by the Compensation Committee is to focus on a number of key objectives and to align the achievement of such objectives with competitive remuneration, that attracts and permits the Company to retain executives critical to the Company's short and long term performance and success. The Compensation Committee must take into account several factors, including individual and corporate performance as well as Management's ability to deliver shareholder value under a business model that demands and is dedicated to the most rigorous standards of responsible governance and regulatory compliance.

Executive compensation is set by the Compensation Committee based upon pre-determined corporate and individual performance objectives, which are set at the beginning of each fiscal year. Strong compensation incentives are set to foster excellence in and the attainment of performance objectives that are rigorous and demanding, yet reward superior corporate and individual performance.

In developing a total compensation structure for executive officers, the Committee benchmarks the pay of comparable positions in leading publicly traded software companies with the assistance of professional compensation advisors. Although the Company's business is complex and without a directly comparable Canadian peer, the Committee is of the view that the median compensation for executive officers must be reviewed annually and measured in accordance with the Company's financial performance, achievement of corporate objectives, and delivery of returns to Shareholders.

For 2005, the Company retained an internationally-recognized independent firm specializing in compensation to evaluate and recommend short term and long term compensation measures to ensure that the Company remains well-positioned to retain and attract key employees, while remunerating employees and officers (including the CEO) throughout the organization at a level appropriate to the achievement of their performance objectives.

The Company places greater emphasis on cash bonus amounts for the senior executives with a maximum bonus amount of 100% of one's base salary being awarded to the CEO. The award is tied to the actual performance of the Company's net earnings as compared to the Company's budgeted earnings for the year as approved by the Board. The CEO's option amounts are fixed during negotiations of his compensation at the point of his hiring and confirmation as President and CEO in 2003.

All stock options for Officers contain vesting provisions providing that options vested over a four-year period in equal portions.

The Executive Bonus Plan (other than as described for the CEO below) has specified bonus amounts expressed as a percentage of the base salary ranging from up to 10% for Managers, up to 25% for Senior Directors, up to 30% for Vice Presidents and up to a negotiated amounted for chief executives above that. Bonuses were awarded in 2004 because the actual year-end earnings of the Company substantially exceeded the budgeted income for that year. The precise amount was weighted in varying amounts from 40% up to 75% for corporate performance under the budget, as the seniority of the officer increases, and the bonuses were based on a grading of the individual's performance throughout the year as determined by a multi-point review model conducted with Management and the individual's immediate supervisor. If the year-end results are less than 80% of the budgeted earnings, there is no bonus granted. If earnings are as budgeted, the bonus amount is the full allotment, and if the earnings exceed budget by 15%, the bonus amount rises by that percentage up to 150%. The earnings are calculated without reference to "unusual items."

The members of the Compensation Committee are Edward Greenspan (Chairman of the Committee), Randall Abramson and Stephen Freedhoff. The recommendations of the Committee were approved by the Board and there were no dissenting votes during the course of deliberations.

Compensation of the Chief Executive Officer

The Compensation Committee of the Board assesses the overall performance of the Chief Executive Officer ("CEO") each year. The Committee considers this assessment in determining the CEO's salary and recommending short and long term compensation awards for the CEO to the Board of Directors. The Committee measures the CEO's performance against a number of measures, the primary one of which for 2004 was the Company's earnings. For 2005, the Committee's determination of the CEO's base salary, bonus, and other incentive awards, is based on a number of considerations including the total economic value of the CEO's compensation package at 2004 year end, which reflects the strong financial performance of the Company and its stock price at the close of 2004. Total compensation will generally be sustained or increased, provided the CEO delivers on a number of measures, including development and execution of strategies for growth through expansion, innovation and improved operations, development of strong relationships with the investment community, enhancement of relationships with customers and shareholders, and development of a strong management team, all of which the CEO achieved in 2004. In addition to these ongoing objectives, corporate governance and regulatory compliance matters will continue to require attention to ensure the Company's continued success.

For 2004, the CEO's base salary remained at Cdn$400,000. Based on the earnings measures set at the beginning of 2004, Mr. Rose was awarded a year-end bonus of Cdn$580,000, in accordance with a written bonus plan that is tied to the financial objectives of the Company.

For 2005, Mr. Rose recommended to the Compensation Committee, and it was agreed that his base salary remain at Cdn$400,000 for the year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at December 31, 2004 with respect to common shares authorized for issuance under the Company's Stock Option Plan and Series F Warrants outstanding. Descriptions of the Company's stock options and warrants are incorporated by reference and detailed under Note 7 "Share Capital" and Note 8 "Stock Option Plan" of Company's consolidated financial statements and notes thereto for fiscal December 31, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CdnS) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,457,661	$13.94	277,209[(1)]
Total	1,457,661	$13.94	

[(1)] The number of securities remaining available for future issuance relates to the Company's stock option plan.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return since December 31, 1999 for $100 invested in the Company's common shares on such date with the total cumulative return of the S&P/TSX Composite Index.



CryptoLogic
S&P/TSX Comp. Index
$250
$200
$150
$100
$50
$0

	2000	2001	2002	2003	2004
CryptoLogic	$100	$194	$53	$109	$210
S&P/TSX Comp. Index	$100	$86	$74	$92	$104

The Company's closing prices as at December 31 (in Canadian Dollars):

2000 = 14.25 2001 = 27.70 2002 = 7.50 2003 = 15.48 2004 = 29.97

COMPENSATION OF DIRECTORS

The Company pays each non-Management director an annual fee of Cdn$12,000, and in addition, a fee of Cdn$2,500 for each committee chairman, and a fee of Cdn$1,000 for each directors' or committee meeting attended. In addition, directors who are not members of that committee, but are invited to attend, are paid a fee of Cdn$1,000 for each meeting attended. Management officers who are also directors do not receive any directors' fees.

During the year ended December 31, 2004, the Company paid non-Management directors the following:

1. Aggregate annual fees of Cdn$48,000, either directly or to certain companies controlled by the said directors.

2. Aggregate committee chairman fees of Cdn$10,000.

3. Aggregate per-meeting fees of Cdn$109,000.

For the year ended December 31, 2004, the Company also paid an aggregate fee of Cdn$30,000 to the Chairman of the Board.

In addition, the directors are eligible to receive stock options under the Company's stock option plan. See "Executive Compensation" above.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company has purchased directors' and officers' liability insurance, no part of which is payable by the directors or officers of the Company. The aggregate premium of US$475,428 represents insurance coverage from June 1, 2004 to June 30, 2005 for any liabilities due to future acts limited to US$10,000,000 per policy year. There is a deductible provision of up to US$300,000 for any claim the Company makes, but no such provision for claims any director or officer makes.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current directors or officers of the Company is indebted to CryptoLogic other than for routine indebtedness within the meaning of applicable law.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company has any interest, direct or indirect, in any material transactions involving it during the fiscal year ended December 31, 2004.

AUDITORS, REGISTRARS AND TRANSFER AGENTS

KPMG LLP, chartered accountants, of Toronto, Ontario, Canada, is the Company's auditor.

Equity Transfer Services Inc. of Toronto, Ontario, Canada, is the Company's transfer agent and registrar.

DIRECTORS' APPROVAL

The directors of the Company have approved the contents and sending of this Management Information Circular, and it has been sent to the Company's directors, shareholders and auditors.

Toronto, Ontario, Canada
April 15, 2005

CRYPTOLOGIC INC.

Robert Stikeman
Chairman of the Board

APPENDIX "A"

CRYPTOLOGIC INC.

RESOLUTION OF THE SHAREHOLDERS OF CRYPTOLOGIC INC. AMENDMENT OF THE 2002 INCENTIVE STOCK OPTION PLAN

RESOLVED THAT

1. The number of common shares issuable under the Company's 2002 Incentive Stock Option Plan (the "Plan") be amended so as to authorize the issuance of an additional 250,000 common shares to persons who are eligible under the Plan but who are neither Directors nor Officers of the Company.

2. The making on or prior to May 12, 2005 of any revisions to the Plan as may be required by the Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a Director, is hereby approved; and

3. Any officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

This resolution requires a majority vote of the shareholders, other than those who are Directors, Officers, employees and consultants of the Company, and are entitled to receive options under the Plan.

CRYPTOLOGIC INC.

RESOLUTION OF THE SHAREHOLDERS OF CRYPTOLOGIC INC. AMENDMENT OF THE 2002 INCENTIVE STOCK OPTION PLAN

RESOLVED THAT:

1. The number of common shares issuable under the Company's 2002 Incentive Stock Option Plan (the "Plan") be amended so as to authorize the issuance of an additional 150,000 common shares.

2. The making on or prior to May 12, 2005 of any revisions to the Plan as may be required by the Toronto Stock Exchange or by professional commentators on stock option plans in order to conform the Plan to versions of stock option plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer, any Vice-President or a Director, is hereby approved; and

3. Any officer of the Company be and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such Officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

This resolution requires a majority vote of the shareholders, other than those who are Directors, Officers, employees and consultants of the Company, and are entitled to receive options under the Plan.

PROXY

Annual and Special Meeting of the Shareholders of

CRYPTOLOGIC INC.

to be held on May 12, 2005

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF CRYPTOLOGIC INC.

The undersigned shareholder of CryptoLogic Inc. (the "Company"), hereby appoints **ROBERT STIKEMAN**, or failing him, **LEWIS N. ROSE**, or instead of either of them, ______________________, as proxy with power of substitution, to attend and vote for the undersigned at the Annual and Special Meeting of Shareholders of the Company to be held on **May 12, 2005** at The Design Exchange, Trading Floor, 234 Bay Street, Toronto, Ontario, Canada at the hour of **4:30 p.m. (Eastern Time)**, and at any adjournments thereof, to the same extent and with the same powers if the undersigned were personally present at the said meeting or any adjournments thereof, and without limiting the general authorization and power hereby given, the persons named above are specifically directed to vote as follows:

1. FOR ☐ or WITHHOLD ☐ for the election of the persons proposed as directors in the Management Information Circular until the next Annual Meeting of the shareholders or until their successors shall be elected or appointed.

2. FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR authorizing the adoption of the amendment to the 2002 Incentive Stock Option Plan to issue an additional 250,000 common shares.

3. FOR ☐ or AGAINST ☐ or, if no specification is made, VOTE FOR authorizing the adoption of the amendment to the 2002 Incentive Stock Option Plan to issue an additional 150,000 common shares.

4. FOR ☐ or WITHHOLD ☐ for the re-appointment of auditors: KPMG LLP and authorizing the directors to fix the auditor's remuneration.

5. FOR ☐ or AGAINST ☐ in his discretion, on such other issues as many properly come before the meeting.

TO BE VALID, THIS PROXY MUST BE SIGNED AND DEPOSITED WITH EQUITY TRANSFER SERVICES INC., 120 ADELAIDE STREET WEST, SUITE 420, TORONTO, ONTARIO, M5H 4C3, NOT LATER THAN THE CLOSE OF BUSINESS ON MAY 11, 2005, OR, IF THE MEETING IS ADJOURNED, 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE ANY ADJOURNED MEETING.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED **this** ________________ **day of** ______________, **2005**

____

Name of Shareholder (Please Print)

____

Signature of Shareholder

(SEE NOTES ON REVERSE)

NOTES:

(1) A shareholder has the right to appoint a person to represent him at the meeting other than the management representatives designated in this proxy. Such right may be exercised by inserting in the space provided the name of the other person the shareholder wishes to appoint. Such other person need not be a shareholder.

(2) If an individual, please sign exactly as your shares are registered.

If the shareholder is a corporation, this proxy must be executed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

If shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of a deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his name printed below his signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

(3) Reference is made to the accompanying management information circular for further information regarding completion and use of this proxy and other information relating to the meeting.

(4) If a share is held by two or more persons, any one of them present or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote in respect thereof, but if more than one of them are present or represented by proxy they shall vote together in respect of the share so held.

(5) If this proxy is not dated in the space provided, it is deemed to bear the date on which it is mailed by management of the Corporation.

CRYPTOLOGIC INC.

1867 YONGE STREET, 7TH FLOOR, TORONTO, ONTARIO, CANADA M4S 1Y5

April 15, 2005

To Registered and Beneficial Shareholders:

In accordance with National Instrument 54-101, shareholders may elect annually to have their names added to the issuer's Supplemental Mailing List. In order to receive interim financial statements, please complete the following and forward to the offices of:

EQUITY TRANSFER SERVICES INC
Suite 420, 120 Adelaide Street West
Toronto, Ontario, Canada, M5C 4C3

I HEREBY CERTIFY that I am a shareholder of the Company, and as such, request that you add me to your Supplemental Mailing List.

____

NAME (PLEASE PRINT)

____

ADDRESS

____

CITY PROVINCE/STATE POSTAL/ZIP CODE

____________________ ____________________

COUNTRY E-MAIL

SIGNED:______________________________

(Signature of Shareholder)